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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2002

Sharpe Resources Corporation
(Translation of registrant's name into English)
3258 Mob Neck Road, Heathsville, Virginia, 22473
(Translation of registrant's name into English)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .X.. No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- 4009

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sharpe Resources Corporation (Registrant)
/s/ ROLAND M. LARSEN By:___________________________ Roland M. Larsen President

Date October 31, 2002

SHARPE RESOURCES CORPORATION
Consolidated Balance Sheets (Prepared by Management)
(Expressed in United States Dollars)

September 30, 2002 (Unaudited)	December 31, 2001 (Audited)

Assets
Current assets
Cash and cash equivalents	$ 72,844	$ 329,500
Receivables	121,482	229,557
Inventory	-	6,972

	194,326	566,029
Office equipment	3,357	3,949

$ 197,683	$ 569,978

Liabilities and Shareholders' Equity
Current Liabilities
Payables and accruals	$ 29,785	$ 59,194
Advances from related parties	34,602	32,519

	64,387	91,713
Future site restoration and abandonment costs	13,500	13,500
Long-term debt	664,533	931,868

742,420	1,037,081

Shareholders' equity
Capital stock
Authorized - Unlimited common shares
Issued - 33,184,803 common shares	10,921,861	10,921,861
Deficit	(11,466,598)	(11,388,964)

(544,737)	(467,103)

$ 197,683	$ 569,978

Responsibility for Financial Statements

The accompanying financial statements for Sharpe Resources Corporation have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied.
The most significant of these accounting principles have been set out in the December 31, 2001 audited financial statements and the September 30, 2002 unaudited financial statements. These statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependant upon future events. Therefore, estimates and approximations have been made using careful judgement. Recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been fairly presented.

SHARPE RESOURCES CORPORATION
Consolidated Statements of Operations and Deficit (Prepared by Management)
(Expressed in United States Dollars)
(Unaudited)

Three Months Ended		Nine Months Ended
September 30,		September 30,
2002	2001	2002	2001

Petroleum and natural gas operations	$ 13,796	$ 53,027	$ 46,109	$ 1,327,254

Expenses
Operating	481	57,983	1,890	243,511
Depletion and amortization	197	2,086	592	200,843
General and administration	39,253	169,950	248,604	668,867
Legal and audit	5,656	12,694	2,395	88,404
Interest	6,637	29,217	19,943	178,467

52,224	271,930	273,424	1,380,092

Loss before the following:	(38,428)	(218,903)	(227,315)	(52,838)

Gain on settlement of debt (Note 8)	4,840	-	149,681	-
Debenture issue costs written off	-	-	-	68,960
Bankruptcy costs	-	-	-	(218,769)

Loss for the period	(33,588)	(218,903)	(77,634)	(202,647)
DEFICIT, beginning of period	(11,433,010)	(9,039,668)	(11,388,964)	(9,055,924)

DEFICIT, end of period	$ (11,466,598)	$ (9,258,571)	$ (11,466,598)	$ (9,258,571)

Basic and fully diluted
loss per share (Note 6)	$ 0.00	$ 0.01	$ 0.00	$ 0.01

SHARPE RESOURCES CORPORATION
Consolidated Statements of Cash Flows (Prepared by Management)
(Expressed in United States Dollars)
(Unaudited)
Three Months Ended		Nine Months Ended
September 30,		September 30,
2002	2001	2002	2001

Cash provided by (used in)

OPERATING ACTIVITIES
Loss for the period	$ (33,588)	$ (218,903)	$ (77,634)	$ (202,647)
Depletion and amortization	197	2,086	592	200,843
Debenture costs written off and
bankruptcy costs	-	68,960	-	218,769
Gain on settlement of debt	(4,840)	(68,960)	(149,681)	(68,960)
Changes in non-cash working capital items	(63,774)	(212,282)	85,638	(412,225)
Advances from related parties	-	-	2,083	(459,292)

(102,005)	(429,099)	(139,002)	(723,512)

FINANCING ACTIVITIES

Reduction in debt	-	-	(117,654)	(2,738,414)
Common shares issued	-	-	-	33,025
Loan facility	-	-	-	(691,865)

-	-	(117,654)	(3,397,254)

INVESTING ACTIVITIES

Petroleum and natural gas properties	-	(31,639)	-	4,053,514

Change in cash and cash equivalents	(102,005)	(460,738)	(256,656)	(67,252)

Cash and cash equivalents, beginning of period	174,849	723,270	329,500	329,784

Cash and cash equivalents, end of period	$ 72,844	$ 262,532	$ 72,844	$ 262,532

SHARPE RESOURCES CORPORATION
Notes to Consolidated Financial Statements (Prepared by Management)
(Expressed in United States Dollars)
Nine Months Ended September 30, 2002
(Unaudited)

1. ACCOUNTING POLICIES

The management of Sharpe Resources Corporation (the "Corporation") have prepared these consolidated financial statements in accordance with Canadian generally accepted accounting principles. These statements should be read in conjunction with the audited financial statements for the year ended
December 31, 2001.

The disclosure in these interim financial statements may not conform in all respects to Canadian generally accepted accounting principles for annual financial statements.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the nine months ended September 30, 2002 is not indicative of the results that may be expected for the full year ending December 31, 2002.

These statements follow the same accounting policies and methods as the most recent annual audited financial statements, except for the following:

Stock Based Compensation

Effective January 1, 2002, the Company adopted the new recommendations of CICA Handbook Section,
Stock-based Compensation and Other Stock-based Payments. This Section established standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. These new recommendations require that compensation for all awards made to non-employees and certain awards made to non-employees and certain awards made to employees be measured and recorded in the financial statements at fair value. The Company has adopted the Black-Scholes option valuation model for determining the fair value of stock options.

The Company, as permitted by Section 3870, has chosen not to use the fair value method to account for stock-based employee compensation plans, but to disclose pro forma information for options granted after
January 1, 2002. The Company records no compensation expense when options are issued to employees.
Any consideration paid by employees on the exercise of the options is credited to capital stock.

2. STOCK OPTIONS

At September 30, 2002, the Corporation had the following stock options outstanding:

	EXERCISE
NUMBER OF	PRICE	EXPIRY
OPTIONS	Canadian ($)	DATE
219,000	0.15	May 4, 2005
105,000	0.15	August 14, 2005
600,000	0.10	May 08, 2007
1,000,000	0.10	May 13, 2007
115,000	0.10	May 16, 2007

2,039,000

SHARPE RESOURCES CORPORATION
Notes to Consolidated Financial Statements (Prepared by Management)
(Expressed in United States Dollars)
Nine Months Ended September 30, 2002
(Unaudited)

3. WARRANTS

At September 30, 2002, the Corporation had the following warrants outstanding:

	EXERCISE
NUMBER OF	PRICE	EXPIRY
WARRANTS	Canadian ($)	DATE
500,000	1.00	May 12, 2004

4. SEGMENTED INFORMATION

The Corporation has one reportable business segment, the exploration for and production of petroleum and natural gas properties in the United States. All of the Corporation's petroleum and natural gas revenue is from customers based in the United States.

Substantially all of the Corporation's assets are located in the United States except for small balances held in
Canadian banks. The Corporation's operations in Canada consist of general and administrative expenses necessary to the maintaining of the Corporation's public company status.

5. INCOME TAXES

Estimated taxable income for the period ended is nil. Based on the level of historical taxable income, it cannot be reasonably estimated at this time if its more likely than not the Corporation will realize the benefits from future income tax assets or the amounts owing from future income tax liabilities.

Consequently, the future recovery of loss arising from differences in tax values and accounting values have been reduced by an equivalent estimated taxable temporary difference valuation allowance.

The estimated taxable temporary difference valuation allowance will be adjusted in the period that it is determined that it is more likely than not that some portion or all of the future tax assets or future tax liabilities will be realized.

For further information on the Corporation's actual losses for tax purposes, refer to the
December 31, 2001 audited financial statements. The benefit of these losses and the estimated loss for the period ended have not been recognized in these financial statements.

SHARPE RESOURCES CORPORATION
Notes to Consolidated Financial Statements (Prepared by Management)
(Expressed in United States Dollars)
Nine Months Ended September 30, 2002
(Unaudited)

6. BASIC AND FULLY DILUTED LOSS PER SHARE

The loss per share is computed by dividing the loss for the period by the weighted average number of common shares outstanding during the period. Fully diluted loss per share reflects the maximum possible dilution from the potential exercise of outstanding stock options and warrants. For both periods presented, the conversion of warrants and exercise of stock options was not included in the calculation because the calculation was either anti-dilutive or the market price of the Corporation's shares was less than the exercise and conversion price of the stock options and warrants.

7. STOCK OPTION COMPENSATION ADJUSTMENT

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the fair value of employee stock options. As a result, pro forma earnings and earnings per share have been presented.

During the nine months ended September 30, 2002, 1,715,000 stock options were issued to directors and an employee of the Company. For purposes of pro forma disclosures, the following assumptions were used under the Black-Scholes option pricing model: dividend yield of 0%; expected volatility of 100%; risk-free interest rate of 4.25% and an expected average life of 4.20 years.

Net loss for the nine months ended September 30, 2002	$ (77,634)
Unrecorded stock option compensation adjustment	51,450
Pro forma net loss for the nine months ended September 30, 2002	$ (129,084)

Basic and fully diluted loss per share - Pro-forma	$ 0.00

8. GAIN ON SETTLEMENT OF DEBT

Pursuant to the Chapter 11 Plan, agreed unsecured vendor loan claims were paid a 10% cash payment.
The remaining 90% of the claims were settled by the issue of preferred stock certificates of Sharpe Energy, bearing a quarterly dividend of 4% per annum. The certificates are fully redeemable in 5 years. At the discretion of the Company, the certificates can be redeemed, all or in part at a discount, based upon the time of redemption.

As of September 30, 2002, the Company has settled debt with the given discount and incurred a gain of $149,681.

SHARPE RESOURCES CORPORATION
Supplement to Consolidated Financial Statements (Prepared by Management)
(Expressed in United States Dollars)
Nine Months Ended September 30, 2002
(Unaudited)

As of October 22, 2002, the following items were outstanding:

i) 33,184,803 common shares

ii) Warrants include the following:

	EXERCISE
NUMBER OF	PRICE	EXPIRY
WARRANTS	Canadian ($)	DATE
500,000	1.00	May 12, 2004

iii) Stock options include the following:

	EXERCISE
NUMBER OF	PRICE	EXPIRY
OPTIONS	Canadian ($)	DATE
219,000	0.15	May 4, 2005
105,000	0.15	August 14, 2005
600,000	0.10	May 08, 2007
1,000,000	0.10	May 13, 2007
115,000	0.10	May 16, 2007

2,039,000